UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___)

Cue Health Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

229790100

(CUSIP Number)

Robert Miller
Oakmont Corporation
865 South Figueroa Street, Suite 700
Los Angeles, CA 90017

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ X ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 229790100

1.	NAME OF REPORTING PERSON Oakmont Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
1,170,762
	8.	SHARED VOTING POWER
2,793,052
	9.	SOLE DISPOSITIVE POWER
1,170,762
	10.	SHARED DISPOSITIVE POWER
8,424,586
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,595,348
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON IA, CO

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CUSIP No. 229790100

1.	NAME OF REPORTING PERSON Peter Carlton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
1,170,762
	8.	SHARED VOTING POWER
2,793,052
	9.	SOLE DISPOSITIVE POWER
1,170,762
	10.	SHARED DISPOSITIVE POWER
8,424,586
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,595,348
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14.	TYPE OF REPORTING PERSON IN

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CUSIP No. 229790100

1.	NAME OF REPORTING PERSON Kelly Day
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
5,631,534
	8.	SHARED VOTING POWER
2,793,052
	9.	SOLE DISPOSITIVE POWER
0
	10.	SHARED DISPOSITIVE POWER
2,793,052
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,424,586
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14.	TYPE OF REPORTING PERSON IN

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CUSIP No. 229790100

1.	NAME OF REPORTING PERSON Robin Farias-Eisner
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
1,976,334
	8.	SHARED VOTING POWER
0
	9.	SOLE DISPOSITIVE POWER
1,976,334
	10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,976,334
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14.	TYPE OF REPORTING PERSON IN

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CUSIP No. 229790100

Item 1.	Security and Issuer

This statement relates to shares of Common Stock, par value $0.00001 per share (the “Common Stock”), of Cue Health Inc. (the “Issuer”). The principal executive office of the Issuer is located at 4980 Carroll Canyon Rd., Suite 100, San Diego, CA 92121.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	This Schedule 13D is being filed by Oakmont Corporation, a California corporation (“Oakmont”), Peter Carlton (“Carlton”), Kelly Day (“Day”) and Robin Farias-Eisner (“Farias-Eisner” and, together with Oakmont, Carlton and Day, the “Reporting Persons” and, each individually, a “Reporting Person”). The directors and principal executive officers of Oakmont are listed on Schedule A.

(b)	The principal office address of Oakmont and the business address of Carlton, Day and the directors and principal executive officers of Oakmont is:

865 South Figueroa Street, Suite 700

Los Angeles, CA 90017

The business address of Farias-Eisner is:

309 E. Second St.

Pomona, CA 91766-1854

(c)	Oakmont is an investment adviser registered with the U.S. Securities and Exchange Commission that provides investment advice, financial planning and various administrative services to members of a family and several individuals who have long-standing relationships with one or more family members. Carlton is the President of Oakmont. The principal businesses of the directors and the principal executive officers of Oakmont are listed on Schedule A. Day is principally engaged in philanthropy. The principal occupations of Farias-Eisner are surgeon, scientist and educator.

(d)	During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	For citizenship of the Reporting Persons, see Item 6 of each Reporting Person’s cover page. The citizenship of each of the directors and principal executive officers of Oakmont is listed on Schedule A.
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CUSIP No. 229790100
Item 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Common Stock were as follows:

Cove Investors III, LLC (“Cove III”), a limited liability company of which Oakmont is the manager as described in Item 5 below, purchased 1,365,411 shares of convertible preferred stock of the Issuer for a total purchase price of $4,999,999, paid from Cove III’s working capital. Those shares converted into 1,365,411 shares of Common Stock at the closing of the Issuer’s initial public offering.

Cove Investors II, LLC (“Cove II”), a limited liability company over which Oakmont has been granted investment discretion as described in Item 5 below, purchased a total of 5,631,534 shares of convertible preferred stock of the Issuer for a total purchase price of $8,299,999, paid from Cove II’s working capital. Those shares converted into 5,631,534 shares of Common Stock at the closing of the Issuer’s initial public offering.

Cove Investors, LLC (“Cove I”), a limited liability company of which Day and Farias-Eisner were two of the members, purchased 5,655,540 shares of Common Stock for a purchase price of $1,500,000, which was paid from Cove I’s working capital. Cove I also purchased 1,090,180 shares of convertible preferred stock of the Issuer for a purchase price of $1,000,000, which was paid from Cove I’s working capital. The shares of convertible preferred stock converted into 1,090,180 shares of Common Stock at the closing of the Issuer’s initial public offering. Cove I dissolved on October 21, 2022, and, in connection with such dissolution, distributed 2,793,052 shares of Common Stock to Day and 1,976,334 shares of Common Stock to Farias-Eisner.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the Common Stock based on the Reporting Persons’ belief that the Common Stock, when purchased, represented an attractive investment opportunity.

On October 6, 2023, Day sent a letter to the Board of Directors of the Issuer on behalf of all of the Reporting Persons (the “Letter”) and issued a press release regarding the Letter. A copy of the press release, including the Letter, is attached hereto as Exhibit B and incorporated herein by reference. The Reporting Persons may be deemed to be acting as a group with respect to sending the Letter and advocating for the matters set forth in the Letter.

Going forward, the Reporting Persons will routinely monitor the Issuer regarding a wide variety of factors that affect their investment considerations, including, current and anticipated future trading prices of the Common Stock and other securities, the Issuer’s operations, assets, prospects, financial position, and business development, Issuer’s management, Issuer-related competitive and strategic matters, general economic, financial market and industry conditions, and other investment considerations. Depending on their evaluation of various factors, the Reporting Persons may take such actions regarding their holdings of the Issuer’s securities as they deem appropriate in light of circumstances existing from time to time. Such actions may include purchasing additional Common Stock in the open market, through privately negotiated transactions with third parties or otherwise, selling at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or part of the Common Stock that they now own or hereafter. The Reporting Persons also may from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or pledge their interests in the Common Stock to obtain liquidity. In addition, from time to time the Reporting Persons and their representatives and advisers may communicate with other stockholders, industry participants and other interested parties about the Issuer. Further, the Reporting Persons may recommend action to the Issuer’s management, board of directors and stockholders. Any of the foregoing actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization.

Item 5.	Interest in Securities of the Issuer

(a - b) Oakmont (i) has been granted authority to manage the disposition of the Common Stock owned by Cove II, (ii) is the Manager of, and controls the voting and disposition of the Common Stock owned by Cove III, and (iii) is the investment advisor to Day. Day, as an owner of Cove II, has rights to control the voting (but not the disposition) of the Common Stock owned by Cove II. Carlton is the president of Oakmont. In these capacities, Oakmont and Carlton hold sole voting and investment power over 1,170,762 shares of Common Stock held directly by Cove III, shared investment power with the owners of Cove II over 5,631,534 shares of Common Stock held directly by Cove II, and shared voting and investment power with Day over 2,793,052 shares of Common Stock held by Day.

Day has sole voting power over 5,631,534 shares of Common Stock held directly by Cove II. Day shares voting and investment power over 2,793,052 shares of Common Stock held by her.

Farias-Eisner owns and has sole dispositive and voting power over 1,976,334 Shares. As described in Item 4 above, Farias-Eisner, Oakmont and Day may be deemed to be acting as a group with respect to the Letter.

The beneficial ownership of the Shares by each Reporting Person is reported on the cover page for such Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of such securities not directly owned by such Reporting Person.

(c)                None of the Reporting Persons has engaged in any transactions in the Issuer’s securities in the 60 days preceding filing of this Schedule 13D.

(d)                Not applicable.

(e)                Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

Oakmont is the investment adviser to Day pursuant to an investment management agreement and the manager of Cove III pursuant to its limited liability company agreement. Those agreements provide Oakmont the authority, among other things, to vote and dispose of the Common Stock held by Day and Cove III. Pursuant to the investment management agreement with Day, Oakmont is entitled to fees based on assets under management. Pursuant to the limited liability company agreement of Cove III, Oakmont is entitled to receive allocations based on realized and unrealized gains. The members of Cove II have appointed Oakmont as its administrator and delegated dispositive authority over the Common Stock held by it.

Item 7.	Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B Press Release and Letter from Kelly Day to Cue Health, Inc. dated October 6, 2023

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CUSIP No. 229790100

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2023

Oakmont Corporation By: /s/ Peter Carlton Peter Carlton, President	/s/ Peter Carlton Peter Carlton
/s/ Kelly Day Kelly Day	/s/ Robin Farias Robin Farias-Eisner

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CUSIP No. 229790100

SCHEDULE A

The name and present principal occupation of each director and executive officer of Oakmont is set forth below.

DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF OAKMONT

Name and Business Address	Present Principal Occupation	Citizenship
Peter Carlton	President and Director	U.S.A
Steven Baum	Chief Operating Officer	U.S.A
Robert Miller	General Counsel, Chief Administrative Officer, Managing Director, Secretary and Director	U.S.A
Matthew Drevlow	Chief Financial Officer	U.S.A
Dorothy W. Day	Director	U.S.A.
Howard M. Day	Director	U.S.A.
Howard M. Day, Jr.	Director	U.S.A.
Jonathan Day	Director	U.S.A.
Thomas Joseph Deegan-Day	Director	U.S.A.
Lucinda Day Fournier	Director	U.S.A.
Damon de Laszlo	Director	U.K.
William de Laszlo	Director	U.K.
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CUSIP No. 229790100

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the “SEC”) any and all statements on Schedule 13D (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the securities of Cue Health, Inc. For that purpose, the undersigned hereby constitute and appoint Oakmont Corporation, a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) of the Act, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: October 16, 2023

Oakmont Corporation By: /s/ Peter Carlton Peter Carlton, President	/s/ Peter Carlton Peter Carlton
/s/ Kelly Day Kelly Day	/s/ Robin Farias Robin Farias-Eisner

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CUSIP No. 229790100

EXHIBIT B

Concerned Stockholders of Cue Health Send Letter to Board

• Cue Health founder and investor, Kelly Day, and certain other stockholders

• Calls on the Board to reign in undisciplined expansion and cut expenditures

• Board should include direct stockholder representation to hold management to account

LOS ANGELES, October 6, 2023 – Kelly Day and other concerned stockholders who collectively own 7.5% of Cue Health, Inc. (the “Company” or “Cue Health”) (NASDAQ: HLTH) outstanding stock sent a letter to the board of directors of Cue Health outlining their urgent concerns for the Company.

The full text of the letter follows:

October 6, 2023

Board of Directors

Cue Health, Inc.

4980 Carroll Canyon Rd., Suite 100

San Diego, CA 92121

Members of the Board of Directors (the “Board”):

As you know, I was the founder of Cue Health, Inc. (“Cue Health” or the “Company”) and an investor from the Company’s first seed round, through subsequent rounds of its financing, and together with certain other stockholders of the Company (the “Concerned Stockholders”), own approximately 7.5% of Cue Health’s outstanding stock. We are long time and deeply engaged stockholders of the Company. We have reviewed the letter sent by Tarsadia Investments, LLC to the Company on August 31, 2023, and while we are acting independently and in our own interests, we believe that they raise valid concerns regarding the Company.

Since its founding in 2010, Cue Health has developed game-changing diagnostics to enable lab-quality care at home, work or at the point of care. The Company enjoyed a substantially validating moment when Cue’s COVID-19 test received Emergency Use Authorization from the FDA in June 2020.

However, rather than recognize that the dramatic increase in Covid-related product revenue was temporary, the Board and management team took this as a sign to undertake an undisciplined expansion of the Company’s business outside of its singular area of excellence. Cue Health has entered fields where it has no prior expertise or track record and is attempting to compete with well-funded and well-established competitors.

As a direct consequence, Cue Health’s expenditures have soared, even as its post-Covid revenues have plummeted. Cue Health’s quarterly cash burn is alarming, and unless it is brought under control, we believe it threatens to imperil the Company’s future, or condemns it to seeking a massively dilutive and punitive financing. As stockholders are well aware, the markets have recognized that the Company is on an unsustainable path.

The Concerned Stockholders believe that the Board must take immediate action to stabilize the Company, substantially reduce its cash burn, and focus on its core diagnostic business. We continue to believe that Cue Health’s core technology and diagnostic platform remains the Company’s foremost value creation opportunity and should receive the full attention and resources of the Board and management team.

Cue Health must also remain financially positioned to weather potential regulatory delays and setbacks, without being substantially compromised. We believe that management may be guided by a sense of unwarranted optimism regarding the Company’s future clinical prospects, and as such has disregarded fiscal prudence.

Finally, based on the Company’s performance and decision-making to-date, the Concerned Stockholders believe that the Board is not adequately supervising management and holding it to account. We believe the Board should reflect a greater representation of direct stockholder voices to ensure that it is acting independently of management.

We are also prepared to meet with the independent members of the Board to further discuss our views as soon as possible.

I founded Cue Health because I believed in its vision and potential. The Company’s current course threatens the substantial progress Cue Health has made and risks its key potential value creation opportunity. The Concerned Stockholders urge the Board to heed our voices as long-term stockholders and take action today.

Sincerely,

Kelly Day, on behalf of the Concerned Stockholders

This document contains forward-looking statements. Such statements are sometimes indicated by words such as “expects,” “believes,” “will” and similar expressions. In addition, any statements that refer to targets, expectations, projections or characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Such statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual returns could differ materially and adversely from those expressed or implied in any forward-looking statements as a result of various factors. Certain information included in this material is based on data obtained from sources considered to be reliable. No representation is made with respect to the accuracy or completeness of such data.

Contacts

CueStockholder@gmail.com